UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 19, 2009
RESOLUTE ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	132-02695	27-0659371
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification Number)

1675 Broadway, Suite 1950 Denver, CO	80202
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: 303-534-4600
Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.
In connection with the previously announced transaction contemplated by that certain Purchase and IPO Reorganization Agreement, dated as of August 2, 2009, by and among Hicks Acquisition Company I, Inc. (“HACI”), Resolute Energy Corporation (the “Company”), Resolute Holdings Sub, LLC, Resolute Subsidiary Corporation, a wholly-owned subsidiary of the Company, Resolute Aneth, LLC, Resolute Holdings, LLC, and HH-HACI, L.P., pursuant to which HACI stockholders will acquire a majority of the outstanding shares of capital stock of the Company (collectively, the “Acquisition”), attached hereto as Exhibit 99.1 are updated road show materials to be presented to certain existing and potential stockholders of the Company.
Participants In The Solicitation
The Company, HACI and their respective directors and officers may be deemed participants in the solicitation of proxies to HACI stockholders with respect to the Acquisition. A list of the names of those directors and officers and a description of their interests in the Acquisition is contained in the preliminary proxy statement/prospectus regarding the Acquisition, which is included as part of the preliminary Registration Statement on Form S-4 (File No. 333-161076) of the Company. HACI stockholders may obtain additional information about the interests of the directors and officers of HACI and the Company in the Acquisition by reading any other materials to be filed with the Securities and Exchange Commission (“SEC”) regarding the Acquisition when such information becomes available.
Important Additional Information Regarding the Acquisition will be Filed with the SEC
In connection with the Acquisition, the Company and HACI have filed the preliminary proxy statement/prospectus, which is included as part of the Registration Statement. The Company and HACI may file other relevant documents concerning the Acquisition, including any amendments to the Registration Statement that may be filed by the Company. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS INCLUDED AS PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE ACQUISITION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and the other documents free of charge at the website maintained by the SEC at www.sec.gov. Investors may also obtain these documents, free of charge, by directing a request to HACI at 100 Crescent Court, Suite 1200, Dallas, TX 75201 or by contacting HACI at (214) 615-2300.

Item 9.01.	Financial Statements and Exhibits.
(d)	Exhibits.

Exhibit
No.	Description
99.1*	Road Show Materials

*Filed herewith.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
     Date: August 18, 2009

RESOLUTE ENERGY CORPORATION
By:	/s/ James M. Piccone
James M. Piccone
President

EXHIBIT INDEX

Exhibit
No.	Description
99.1*	Road Show Materials.

*Filed herewith.

Exhibit 99.1

Roadshow Presentation

Disclaimer Securities Law Information Important Additional Information Regarding the Acquisition will be filed with the Securities and Exchange Commission (the "SEC"). In connection with the proposed transaction (the "Acquisition") whereby stockholders of Hicks Acquisition Company I, Inc. ("HACI") would acquire a majority of the outstanding shares of capital stock of Resolute Energy Corporation ("REN", of "Resolute"), HACI and REN have filed a preliminary proxy statement/prospectus, which is included as part of the Registration Statement on Form S-4 (File No. 333- 161076) of REN (the "Registration Statement"). HACI and REN may file other relevant documents concerning the Acquisition, including any amendments to the Registration Statement that may be filed by REN. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS INCLUDED AS PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE ACQUISITION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and the other documents free of charge at the website maintained by the SEC at www.sec.gov. Investors may also obtain these documents, free of charge, by directing a request to HACI at 100 Crescent Court, Suite 1200, Dallas, TX 75201 or by contacting HACI at (214) 615-2300. Participants in Solicitation: HACI, REN and their respective directors and officers may be deemed participants in the solicitation of proxies of HACI's stockholders with respect to the Acquisition. A list of the names of those directors and officers and a description of their interests in the Acquisition is contained in the preliminary proxy statement/prospectus regarding the Acquisition, which is included as part of the Registration Statement. HACI's stockholders may obtain additional information about the interests of the directors and officers of HACI and REN in the Acquisition by reading any other materials filed with the SEC regarding the Acquisition when such information becomes available. Safe Harbor Statement This presentation has been prepared exclusively for the purpose of providing summary information about Resolute and its business to HACI stockholders pending the distribution of the definitive proxy statement. It does not constitute a solicitation for or an offer by or, on behalf of HACI or Resolute or, of any securities or investment advisory services. This presentation includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "poised", "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this presentation include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: uncertainties as to the timing of the transaction, approval of the transaction by HACI's stockholders; the satisfaction of other closing conditions to the transaction, including the receipt of any required regulatory approvals; the approval of the charter amendment by HACI's stockholders and the warrant amendment by HACI's warrantholders; costs related to the transaction; the volatility of oil and gas prices; discovery, estimation, development and replacement of oil and gas reserves; the future cash flow, liquidity and financial position of Resolute; the success of the business and financial strategy, hedging strategies and plans of Resolute; the amount, nature and timing of capital expenditures of Resolute, including future development costs; availability and terms of capital; the effectiveness of Resolute's CO2 flood program; the timing and amount of future production of oil and gas; availability of drilling and production equipment; operating costs and other expenses of Resolute; the success of prospect development and property acquisition of Resolute; the success of Resolute in marketing oil and gas; competition in the oil and gas industry; Resolute's relationship with the Navajo Nation and Navajo Nation Oil and Gas, as well as the timing of when certain purchase rights held by Navajo Nation Oil and Gas become exercisable; the impact of weather and the occurrence of disasters, such as fires, floods and other events and natural disasters; government regulation of the oil and gas industry; developments in oil-producing and gas-producing countries; the success of strategic plans, expectations and objectives for future operations of Resolute. Actual results may differ materially from those contained in the forward-looking statements in this press release. HACI and Resolute undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. All forward-looking statements are qualified in their entirety by this cautionary statement. Non-GAAP Financials The financial information and data contained in this presentation is unaudited and does not conform to the SEC's Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, HACI's proxy / registration statement to solicit stockholder approval for the proposed acquisition of Resolute. This presentation includes certain estimated financial information and forecasts presented as pro forma financial measures that are not derived in accordance with generally accepted accounting principles ("GAAP"), and which may be deemed to be non-GAAP financial measures within the meaning of Regulation G promulgated by the SEC. HACI and Resolute believe that the presentation of these non-GAAP financial measures serve to enhance the understanding of the financial performance of Resolute and the proposed acquisition. However, these non-GAAP financial measures should be considered in addition to, and not as substitutes for or superior to, financial measures of financial performance prepared in accordance with GAAP. Pro forma financial measures may not be comparable to similarly titled pro forma measures reported by other companies.

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 3 Management Presenters Management team - Resolute Nicholas J. Sutton Chairman and Chief Executive Officer James M. Piccone President, General Counsel and Secretary Theodore Gazulis Vice President and Chief Financial Officer Richard F. Betz Vice President, Business Development

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 4 Investment Themes Resolute is a fast-growing, oil-weighted exploration and production company focused on domestic onshore properties Founded in 2004 by the founder of HS Resources and other key senior managers; Resolute has an experienced management team with a track record growing both public and private companies Attractive asset base Long-lived, stable oil production Significant organic upside Strong post-transaction balance sheet gives Resolute financial strength to continue organic growth and to fund acquisitions Attractive valuation - $11.80 per Boe / 6.5x 2010 EBITDA Current Resolute shareholders contributing 100% of ownership interests Continued support from Blue Chip sponsors

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 5 Proven Management Team Experienced, cohesive management team Long history of working together to build HS Resources as a public company HS Resources IPO in 1992 at $14.00 per share ($155 million firm value) Sold to Kerr-McGee in 2001 for $66.11 per share ($1.8 billion firm value) HS team completed many acquisitions and public debt and equity financings 19.6% IRR, 354% ROI HS Resources' strategy focused on acquiring legacy property from majors, using core competencies to enhance reserves, production and cash flow Management has implemented similar strategy at Resolute Acquired legacy properties from Chevron and ExxonMobil Substantial capital spent to rejuvenate properties Inventory of development projects positions Resolute for growth

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 6 Asset Overview Proved reserves: 49.3 MMBoe Q1 2009 production: 7,626 Boe per day Proved R/P: 18 years - PD R/P: 11 years Long lived oil weighted production with low maintenance capital Significant organic growth thru expansion of existing tertiary production Well positioned to take advantage of Wyoming's emerging horizontal Niobrara and Mowry plays Proved reserves (1) Reserves have been prepared by Resolute with an effective date of December 31, 2008, in accordance with definitions and guidelines promulgated by the SEC, and audited by Netherland, Sewell & Associates, Inc. Prices and costs that were in effect as of December 31, 2008, were utilized and held constant for the life of the reserves. Mowry Shale/Frontier Big Horn Basin ~69,000 Net Acres Aneth Field Paradox Basin Black Warrior Basin ~41,500 Net Acres Hilight Field Powder River Basin

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 7 Resolute - Historical Performance Oil Weighted Volume Growth: Expanding Margins: 10% Annual Growth 2006-08

Property Overview

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 9 Proved reserves: 43.9 MMBoe Q1 2009 production: 5,394 Boe per day PDNP includes tertiary expansion projects which have been completed and have begun to see production response Resolute Aneth Field Properties Discovered in 1956 Acquired from Chevron (2004) and ExxonMobil (2006) Resolute operated 1.5 billion Bbl original oil in place; light, sweet crude 43,000 acres Significant secondary and tertiary opportunities Since acquisition $143 million invested to revitalize field, including CO2 flood and 3D seismic survey Reserves by category Reserves by product Utah Location Map (1) Reserves have been prepared by Resolute with an effective date of December 31, 2008, in accordance with definitions and guidelines promulgated by the SEC, and audited by Netherland, Sewell & Associates, Inc. Prices and costs that were in effect as of December 31, 2008, were utilized and held constant for the life of the reserves.

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 10 Stabilized Production Base Since Acquisition Aneth Field - Average daily gross oil production Invested gross capital of $143 million (excluding CO2 acquisition) to revitalize Aneth Field Arrested the long term natural field decline; positions company to take advantage of opportunities to grow production significantly Identified, engineered and commenced a field wide tertiary recovery project April 2006 ExxonMobil Acquisition November 2004 Chevron Acquisition

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 11 Significant Organic Upside Resolute Aneth net production and capital expenditure forecast CAGR: 16.3% Production from proved developed reserves essentially flat over next five years Minimal capital needed - $38.9 million Two-thirds of that capital is purchase of CO2 Significant production growth opportunity from existing proved undeveloped reserves

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 12 Existing and New CO2 Flood Projects Aneth Phase 4 Construction starts Aug-10 CO2 injection starts May-11 Fully implemented Jun-13 Aneth Phases 1, 2, 3 All construction capital has been invested First injection Jul 2007 Oil response Jul 2008 Ratherford Phase 1 Construction starts Sep 2013 CO2 injection starts Apr 2014 Fully implemented Mar 2017 McElmo Creek DC IIC First pattern online Aug 2010 Final pattern online Jan 2021 Aneth Unit Pilot CO2 flooded since 1998 McElmo Creek Unit CO2 flooded since 1985

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_v46.ppt | 7/30/2009 | 9:55:14 PM 13 McElmo Creek Unit - Historical Performance Incremental CO2 production

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 14 CO2 Projects - Costs and Rates of Return

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 15 Upside From Improved Recovery Incremental 1% recovery results in 16% increase to Resolute proved reserves (8.1 MMBbl net) Successful 25 year CO2 flood project in McElmo Creek Unit suggests that further CO2 flood expansion will result in significant improvement in recovery throughout Aneth Field Aneth Field is highly-mapped and characterized by strong well control Large enhanced oil recovery opportunity an "option on technology" Long-lived reserves an "option on price"

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 16 Overview of Resolute CO2 Operations Proven technology Miscible CO2 flood first successfully implemented in 1972 by Chevron 105 active miscible CO2 floods in the US, producing ~250 MBbl per day; additional projects in planning stages Proven response in McElmo Creek Unit; initial stage response in Aneth Unit Size of original oil in place in Aneth Field represents large target for CO2 flood exploitation Long-term CO2 supply contracts in place Industrial Source Pipelines Greater Aneth Field CO2 flood process diagram Close to largest US CO2 source

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 17 Total net reserves: 5.4 MMBoe Q1 2009 production: 2,232 Boe per day PDNP reserves include refrac and return-to- production projects Wyoming - Hilight Field Acquired Hilight Field in July 2008 Substantially all conventional production including oil, gas and NGL; minimal CBM Acquisition rationale Product and geographic diversification Added balance sheet strength through significant equity issuance Reserves by product Reserves by category (1) Reserves have been prepared by Resolute with an effective date of December 31, 2008, in accordance with definitions and guidelines promulgated by the SEC, and audited by Netherland, Sewell & Associates, Inc. Prices and costs that were in effect as of December 31, 2008, were utilized and held constant for the life of the reserves.

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 18 Wyoming - Hilight Field Growth Opportunities Muddy 'B' horizontal drilling Prior operator drilled three horizontal wells; results pending Niobrara / Turner sandstones 820 MBbl and 397 MMcf produced from 10 wells in Hilight Field Mowry shale Hydrocarbon source rock for the Muddy Formation Several wells in field noted fractures and oil shows Four recently drilled wells; results pending Six recently permitted Mowry tests nearby Minnelusa sandstone Has produced in close proximity to Hilight Field Needs 3D-seismic for effective target identification Enhanced oil recovery (CO2 flood) Anadarko is currently injecting 215 MMcf per day of CO2 into Salt Creek Field 60 miles from Hilight Field Hilight Field OOIP ~275 MMBO EOG Orion Termo Baytex Niobrara Producer Minnelusa Producer Mowry Producer New Mowry horizontal New Mowry vertical Resolute Acreage New Mowry location

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 19 Big Horn Basin ~69,000 net acres Mowry Shale - emerging play Play attributes Major regional source rock Oil prone 300-500 feet thick Naturally fractured AMI with industry partner Mowry activity Big Horn Basin, WY (Bayless, Teton, Cirque, Windsor) Crazy Mountain Basin, MT (Devon, Barrett, Noble) Powder River Basin, WY (EOG, Baytex, Orion) Rawlins Uplift, WY (Rose) AMI

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 20 Black Warrior Basin ~41,000 net acres Chattanooga Shale - emerging play CBM - established play Drilled and tested a vertical well Participation Agreement with industry partner Acreage earned by reentering well for horizontal lateral or by drilling new vertical CBM position earned by drilling 5-well pilot APPALACHIAN THRUST QUACHITA THRUST MISSISSIPPI ALABAMA Tuscaloosa 2-43-2402

Transaction Summary

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 22 Transaction Overview Transaction Resolute Holdings to go public through a business combination with Hicks Acquisition Company I, Inc. (AMEX: TOH) Company will be renamed Resolute Energy Corporation Resolute will apply for listing on the NYSE Transaction value of $582 million Note: Assumes 30.0% shareholder redemption. (1) Based on estimated 8/31/2009 net debt pre-close of $415 million. (2) Assumes 50% of public warrants are purchased and retired for $0.55 each using cash held in trust. (3) Based on $9.78 share price, which represents cash held in trust per share as of 3/31/2009. Consideration Resolute will receive up to $346 million in cash; will be used to delever balance sheet $69 million net debt at close (1) (2) Resolute management and Natural Gas Partners to retain approximately 18% of common shares Earnout shares plus warrants provide significant shareholder-aligned incentive Management and Board Management team led by Nick Sutton, Chairman and CEO, has worked together extensively in senior leadership roles building public and private oil and gas companies Board will be comprised of independent directors and representatives of NGP, Resolute and HACI

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 23 Transaction Valuation and Ownership ($ in millions, except per share data) Pro forma equity ownership (1) Note: Assumes shareholder redemption of 30.0%. Assumes HACI purchases and retires 50% of public warrants at $0.55 per warrant with cash held in trust. Assumes founder cancels two-thirds of promote shares. Assumes founder does not make a $20 million co-investment at transaction close. The strike price for founder's and sponsor warrants is reset from $7.50 to $13.00. Excludes 3.25 million earnout shares issued in connection with the transaction. Based on management guidance for 2010E EBITDA of $89.0 million. Reserves figures and ratios reflect 12/31/2008 SEC reserves of 49.3 MMBoe, and Q1 2009 average production 7,626 Boe per day. 3) Based on actual cash held in trust as of March 31, 2009, net of assumed redemptions of 30%. Pro forma valuation Sources Uses

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 24 Peer Group Comparison - Valuation Firm value / Boe Firm value / 2010E EBITDA Note: Resolute 2010E EBITDA of $89.0 million and firm value of $582 million. Medians exclude Resolute. Source: FactSet, company filings and Wall Street research. Data as of 7/31/2009. Firm value / Boe per day Firm value / SEC-PV10 (after-tax) Core peer group Non-Core peer group Resolute

Financial Overview

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 26 Summary Financials

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 27 Margins/Cost Structure

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 28 Pro Forma Capitalization Note: Assumes shareholder redemption of 30.0%. Assumes HACI purchases and retires 50% of public warrants at $0.55 per warrant with cash held in trust. (1) Represents Resolute's estimated debt at 8/31/2009. (2) Based on actual cash held in trust as of March 31, 2009, net of assumed redemptions of 30%. ($ in millions, unless otherwise indicated) Pro forma capitalization Pro forma capital structure strengthens Resolute's balance sheet and cash flows Allows for future growth opportunities Creates opportunity to invest organically and seek acquisitions Equity (168) 439

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 29 Peer Group Comparison - Financial Metrics Net debt / 2010E EBITDA Net debt / Proved reserves ($ per Boe) Core peer group Non-Core peer group Resolute Note: Reserve values calculated by Resolute in accordance with SEC price deck methodology, proved reserves represent 49.3 MMBoe with price deck of $44.60 / bbl and $5.24 / MMBtu at 12/31/2008. Proved reserves and R/P (1) % Proved developed R/P (Years)

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 30 Hedge Portfolio Crude oil hedges Gas swaps Significant portion of forecast oil production hedged through 2013 76% of second half of 2009 hedged at $65.30 per Bbl 66% of 2010 hedged at $69.19 per Bbl 2010 prices assumes Resolute unwinds a legacy hedge position prior to closing Legacy trade from Resolute's original Chevron acquisition in 2004 Gas production hedged at prices significantly above current market 78% of second half production hedged at CIG price of $5.99 per MMBtu 64% of 2010 production hedged at NYMEX price of $9.69 per MMBtu Gas collars

2009 - 2010 Estimates

Conclusion and Q&A

Investment Themes Resolute is a fast-growing, oil-weighted exploration and production company focused on domestic onshore properties Founded in 2004 by the founder of HS Resources and other key senior managers; Resolute has an experienced management team with a track record of growing both public and private companies Attractive asset base Long-lived, stable oil production Significant organic upside Strong post-transaction balance sheet gives Resolute financial strength to continue organic growth and to fund acquisitions Attractive valuation - $11.80 per Boe / 6.5x 2010 EBITDA Current Resolute shareholders contributing 100% of ownership interests Continued support from Blue Chip sponsors

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 34 Question and Answer

Appendix

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 36 Resolute Management Biographies Name Title Summary Nicholas J. Sutton Chairman and Chief Executive Officer Founder; assumed current position at inception - January 2004; Board member Director of Kerr-McGee from 2001 to 2004 Co-founder and CEO of HS Resources, Inc. from 1978 to 2001 Currently a director of Tidewater Inc. and a member of the Board of the St. Francis Memorial Hospital Foundation James M. Piccone President, General Counsel and Secretary Founder; assumed current position at inception - January 2004; Board member Senior Vice President and General Counsel of Aspect Energy, LLC from 2002 to 2004 Served as contract attorney for Aspect Energy from October 2001 until January 2002 Vice President and General Counsel of HS Resources, Inc. from 1995 to 2001 Theodore Gazulis Vice President and Chief Financial Officer Founder; assumed current position at inception - January 2004 Vice President of HS Resources from 1984 to 2001 Former member of board of directors of Contour Energy and Interim Chief Financial Officer of Venoco Richard F. Betz Vice President, Business Development Founder; assumed current position at inception - January 2004 Managing Director of Chase Securities oil and gas coverage group for 17 years Closely associated with HS Resources, Inc. for more than 12 years Dale E. Cantwell Vice President, Operations Founder; assumed current position at inception - January 2004 Vice President of Kerr-McGee from 2001 to 2003 Vice President of Operations of HS Resources from 1993 to 2001 Engineering and marketing role at Amoco Production Company from 1979 to 1993 Janet W. Pasque Vice President, Land Founder; assumed current position at inception - January 2004 Land Manager - North America, Kerr-McGee, 2001 to 2003 Land Manager and Vice President of HS Resources, Inc. from 1993 to 2001 Previously served in land functions at Texaco and Champlin

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 37 Blue Chip Sponsorship Hicks Acquisition Company Formed in 2007 for the purpose of acquiring an operating company October 2007 IPO raised over $550 million Led by Thomas O. Hicks, Chairman of the Board 35+ years of private equity investing experience Founder of Hicks, Muse, Tate & Furst - one of the most active and successful private investment firms in the country Natural Gas Partners Founded in 1988; leading energy sector financial sponsor with more than $7.2 billion assets under management Unsurpassed record of building and sponsoring companies focused on oil and gas exploration and production, midstream and oilfield services Single largest Resolute shareholder post-combination with Hicks Acquisition Company

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 38 Resolute Core Comp Universe Concho Resources 56% developed (similar to Resolute) More than 60% oil reserves Long R/P (14 years) Low leverage Previous private equity sponsorship Denbury Resources Company focused on tertiary recovery through CO2 floods More than 80% oil reserves Long R/P (11 years) Close proximity to large CO2 source 58% developed (similar to Resolute) Low leverage Previous private equity sponsorship Encore Acquisition Company Rockies focus More than 65% oil reserves Long R/P (13 years) History of enhanced oil recovery Current focus on CO2 injection Shared working interest in Aneth field Previous private equity sponsorship

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 39 2010 Financial Projection Note: Detail may not sum to totals due to rounding.

\\NASrut146V1IBD\45AC3 864\Roadshow\Presentatio n\Investor Presentation_vFINAL.ppt | 8/3/2009 | 3:15:27 PM 40 Positive Long-term Oil Price Outlook Global oil dependence is projected to continue Strong forward curve Oil much more valuable than gas equivalent Source: US Energy Information Administration 2009 International Energy Outlook. Natural declines Reduced capital available for exploration Geopolitical issues Possible weakening of US dollar Higher inflationary pressures Oil production more difficult and more expensive Source: FactSet, Bloomberg and Wall Street Research. Market data as of 7/31/2009. Source: FactSet, Bloomberg and Wall Street Research. Market data as of 7/31/2009.

Leveraged to Oil Note: Reserves been prepared by Resolute in accordance with general industry standards with an effective date of December 31, 2008 and reflect the NYMEX 5-year forward strip for oil and gas (adjusted for contractual arrangements and gas heating content) and escalated historical operating costs. % Oil includes NGLs. Source: Resolute Filings. Core peer group Non-Core peer group Resolute Other NA E&P